EXHIBIT 99.3

Press Release dated November 19, 2003

Media Advisory: Sprint Canada to Host Webcast about Do Not Call Legislation and its Impact on Businesses in Canada

     TORONTO, Nov. 19 /CNW/ -

WHEN:	Thursday, November 20, 2003 at 11:00 a.m. to 12:15 p.m. ET

WHAT:	Webcast - the impact of U.S. Do Not Call legislation on businesses in Canada.

WHO:	Ian Angus, Angus Telemanagement Overview of the Canadian call centre market and impact of U.S. DNC legislation

Rick Frye, VP, Corporate Development, Gryphon Networks U.S. market dynamics, history of DNC, technology to address DNC

Don Bowles, VP Regulatory, Sprint Canada Enforcement of U.S. legislation in Canada

Question and answer session to follow.

HOW:	To register: email: donotcall@sprint-canada.com Or access directly:
1. Dial 416-695-5259 or Toll Free 1-877-888-4605
2. Provide the following information to the Operator:
Title: Do Not Call Webcast
Reservation number: T456684S
3. Go to http://www.enunciate.ca/meetsprint
4. Select ‘Participant’ and click ‘Enter’
5. Enter the Participant Code: 7915885, your name, company name, and email address
6. Click ‘Enter’

Technical support:
Webcast issues: 1-800-627-0861 Conference call issues press (*) 0

     %SEDAR: 00004316E

For further information: Media contact: Karen O’Leary or Irene Panos,
Corporate Communications, (416) 718-6445, karen.oleary@sprint-canada.com